KARYOPHARM THERAPEUTICS INC.

85 WELLS AVENUE, SECOND FLOOR

NEWTON, MA 02459

April 22, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Karyopharm Therapeutics Inc.
Post-Effective Amendment No. 2 to Form S-3 Registration Statement
File No. 333-226038
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Karyopharm Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Post-Effective Amendment No. 2 to Form S-3 Registration Statement (File No. 333-226038), so that it may become effective at 4:00 p.m. Eastern time on April 24, 2019, or as soon thereafter as practicable.

Very truly yours, Karyopharm Therapeutics Inc.

By:	/s/ Christopher B. Primiano
Name: Title:	Christopher B. Primiano Executive Vice President, Chief Business Officer, General Counsel and Secretary